UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-13354

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees’ 401(k) Savings Plan of

Bank of Montreal/Harris

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario

Canada M5X 1A1

Documents filed as part of this report:

(a)	Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016, the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2017 and 2016 and supplementary information, together with the report thereon of the Independent Registered Public Accounting Firm dated June 28, 2018. The required financial statement schedules are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

(b)	Exhibits:

Exhibit 23 – The consent of George Johnson & Company.

EMPLOYEES’ 401(k) SAVINGS

PLAN OF BANK OF MONTREAL/HARRIS

Financial Statements

For the Years Ended December 31, 2017 and 2016

With Report of Independent Registered Public Accounting Firm

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

December 31, 2017 and 2016

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1–2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits	3

Statements of Changes in Net Assets Available for Plan Benefits	4

Notes to Financial Statements	5–13

SUPPLEMENTARY INFORMATION

Schedule H, Line 4(i)–Schedule of Assets (Held at End of Year)	14–16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 28, 2018

To the Benefits Administration Committee

BMO Financial Corp.

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2017, as well as the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in its net assets available for benefits for each of the two years in the two-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Benefits Administration Committee

BMO Financial Corp.

June 28, 2018

Page Two

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(CONTINUED)

Basis for Opinion (continued)

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in the schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GEORGE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

Chicago, Illinois

We have served as the Plan’s auditor since 2009.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Statements of Net Assets Available for Benefits

As of December 31, 2017 and 2016

	2017	2016
ASSETS
Investments at fair value (see Notes 2 and 3)
Registered investment companies	$522,595,632	$411,157,300
Common and collective trusts	1,304,091,937	1,115,013,056
Common stock – Bank of Montreal	111,866,196	106,747,548

Total investments	1,938,553,765	1,632,917,904

Cash	–	58,028
Notes receivable from participants	27,523,057	25,484,413
Employer contributions receivable	2,854,616	1,881,192
Participant contributions receivable	2,418,451	2,230,225
Other receivables	19,464	19,645
Accrued interest and dividends receivable	1,349,645	316,264

Total assets	1,972,718,998	1,662,907,671

LIABILITIES
Accrued administrative expenses	46,211	–

Total liabilities	46,211	–

Net assets available for benefits	$1,972,672,787	$1,662,907,671

The accompanying notes are an integral part of these financial statements

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2017 and 2016

	2017	2016
ADDITIONS
Contributions
Employer contributions	$84,830,803	$58,828,648
Participant contributions	93,773,131	90,456,792
Participant rollovers	11,892,041	11,541,653

Total contributions	190,495,975	160,827,093

Interest and dividend income	15,577,907	12,341,582
Interest income on notes receivable from participants	530,417	813,318
Net realized and unrealized appreciation in fair value of investments	261,405,893	138,348,438

Total additions	468,010,192	312,330,431

DEDUCTIONS
Benefits payments to participants	154,063,879	132,175,442
Deemed distributions	2,273,359	2,456,393
Administrative expenses	1,907,838	1,203,956

Total deductions	158,245,076	135,835,791

Net increase	309,765,116	176,494,640
Net assets available for benefits, beginning of year	1,662,907,671	1,486,413,031

Net assets available for benefits, end of year	$1,972,672,787	$1,662,907,671

The accompanying notes are an integral part of these financial statements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2017 and 2016

NOTE 1	DESCRIPTION OF THE PLAN

The following description of the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a contributory, defined contribution pension plan administered by the Benefits Administration Committee of BMO Financial Corp. (BFC) (the Administration Committee) covering all regular full- and part-time employees of BMO Harris Bank N.A. and affiliated companies, as well as the U.S. employees of Bank of Montreal and its U.S. subsidiaries (BMO U.S.). Effective January 1, 2017, the sponsorship of the Plan transferred from BMO Harris Bank N.A. to BFC. The employees covered by the Plan are referred to collectively as the “Employees”. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility

All regular full- and part-time employees of BMO U.S., other than temporary or work study employees, are eligible to begin participation in the Plan on their date of hire or the date they transfer to BMO U.S. from a non-U.S. affiliate or subsidiary of Bank of Montreal.

Administration

Bank of New York Mellon Corporation (Mellon) is the trustee of the Plan.

Contributions

Participants may contribute from 1% to 25% of their pay (as defined) on a pre-tax and/or Roth after-tax basis. Participants may also contribute an additional 401(k) catch-up contribution equal to 1% to 15% of their pay (as defined) on a pre-tax and/or Roth after-tax basis starting January 1 of the year they reach age 50. Contributions are subject to the annual contribution limits as specified in the Internal Revenue Code of 1986, as amended (the IRC). Participant after-tax contributions are not permitted.

An election made by the participant may provide for an automatic increase either in the amount or rate of his or her 401(k) contributions.

BFC makes 401(k) matching contributions to the participants’ accounts each pay period, dollar for dollar, up to the first 5% of participants’ annual eligible pay (as defined), to the maximum annual compensation limit permitted by the Internal Revenue Service (the IRS; $270,000 in 2017 and $265,000 in 2016). Participants are immediately eligible to receive BFC’s matching contributions, which are made each pay period.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2017 and 2016

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Contributions (continued)

The first amendment of the Plan, effective January 1, 2016, added automatic enrollment and contribution increase features and a 2% employer non-elective contribution for employees hired on or after April 1, 2016. The fifth amendment to the Plan made certain modifications to the enrollment and contribution increase features and also added a 2% non-elective contribution commencing on March 1, 2017 for employees hired prior to April 1, 2016. BFC’s employer non-elective contributions are made each pay period.

Participant Accounts

Each participant’s account is credited with their contributions, including eligible rollover contributions, allocations of the employer contributions and plan earnings. Allocations are based on participant earnings or account balances, as defined. Each participant may direct the investment of his or her account balance among the available investment options, in accordance with the provisions of the Plan. Participants who do not make an investment election are automatically invested in a Qualified Default Investment Alternative (QDIA), an age appropriate target date fund. A participant shares in the earnings and losses of the investment options in the ratio that his or her account invested in a fund bears to the total of all participants’ accounts invested in that fund.

Vesting

All participant and employer contributions are fully vested at all times, except for the employer non-elective contributions, which require participants to attain three years of credited service to be fully vested. Effective January 1, 2017, the fifth amendment to the Plan provides that a participant vests fully in the non-elective contributions upon the date such participant ceases to be employed due to certain circumstances, such as long-term disability, death or involuntary termination due to reduction in force.

Forfeitures

If a participant was not vested in his non-elective contribution account when his employment terminated, the balance of the participant’s non-elective contribution at the time of termination shall be forfeited upon the earlier of the time the participant receives a distribution of the entire non-forfeitable portion of all his account balances or the date the participant incurs five consecutive one year breaks in service. Forfeitures shall be applied to pay Plan expenses as permitted or to reduce future non-elective contributions. Unallocated forfeitures balances as of December 31, 2017 and 2016 were $0, and forfeitures used to reduce Company contributions were $444,401 for 2017 and $3,020 for 2016.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2017 and 2016

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Benefits

Upon termination of employment, the participant’s account balance will be distributed as directed by the participant in a lump sum, subject to the limitations in the IRC. Retirees aged 55 or older also have the option of receiving the participant’s account balance in a series of installments.

Participant Loans

A participant may borrow from his or her account in accordance with the provisions of the Plan. Under the Plan’s terms, subject to certain restrictions as defined, the Administration Committee may allow a participant to borrow funds from the Plan. A participant may borrow an amount not in excess of the lesser of: (1) $50,000, reduced by the highest outstanding loan balance in the previous 12 months, or (2) 50% of the participant’s account balance. The minimum loan amount is $1,000. A participant can have up to two loans outstanding at any given time. The interest rate charged to the participant is fixed at the prime rate as published in the Wall Street Journal on the last business day of each month.

Participants repay such loans with interest through payroll deductions. Principal and interest repayments are allocated to participants’ current investment options.

Bank of Montreal Stock Fund

The Plan invests in common stock of Bank of Montreal (NYSE: BMO) through its BMO Stock Fund. The BMO Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Participants can invest any percentage of their contributions in the BMO Stock Fund. Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by Bank of Montreal prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Administration Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2017 and 2016

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Contributions

Participant contributions are recorded in the period that payroll deductions are made from participants. Employer contributions are recorded in the period to which they relate, as designated by BFC’s management.

Investments

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

The Administration Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Administration Committee is composed of seven senior officers appointed by the Human Resources Committee of BFC.

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at the end of the year. Units of common and collective trusts are valued at fair value, using the net asset value practical expedient as provided by the Financial Accounting Standard Board’s (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements; the underlying investments consist primarily of securities that are valued at quoted market prices.

The BMO Stable Value Fund invests in fully benefit-responsive contracts. The net asset value of this fund is maintained at $1.00 per unit at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2017 and 2016

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments (continued)

Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are based on average costs. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements

The Plan uses fair value measurements in preparing its financial statements, which utilize several inputs, including those that can be readily observable, corroborated, or are generally unobservable. The Plan utilizes market-based data and valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Additionally, the Plan applies assumptions that market participants would use in pricing an asset or liability, including assumptions about risk.

The measurement of fair value includes a hierarchy based on the quality of inputs used to measure fair value. Financial assets and liabilities are categorized into this three-level fair value hierarchy, based on the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The various levels of the fair value hierarchy are described as follows:

Level 1:	Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that the Plan has the ability to access at the measurement date

Level 2:	Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability

Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement

The use of observable market data, when available, is required in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Payment of Benefits

Benefits are recorded when paid.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2017 and 2016

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Administration Committee deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Administrative costs and expenses incurred in the administration of the trust or the Plan are paid from the Plan to the extent determined by BFC. Administrative costs and expenses include the trustee and the record keeper providing services to the Plan, as well as other administrative services. Certain additional expenses are paid by BFC.

Risks and Uncertainties

The Plan invests in various securities, including common stock, registered investment companies, and common and collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is quite possible that changes in the value of investment securities will occur in the near term. Such changes could materially affect the amounts reported in the financial statements.

Reclassifications

Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2017 and 2016

NOTE 3	INVESTMENTS AND FAIR VALUE

The Plan’s fair value hierarchy for those assets that are measured at fair value on a recurring basis as of December 31, 2017 and 2016 are summarized as follows:

	2017
	Fair Value Measurements
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
ASSETS
Investments
Registered investment companies	$522,595,632	$—	$—	$522,595,632

Common stock
Bank of Montreal	111,866,196	—	—	111,866,196

Total assets in the fair value hierarchy	$634,461,828	$—	$—	634,461,828

Investments measured at NAV
Common and collective trusts				1,304,091,937

Total investments at fair value				$1,938,553,765

	2016
	Fair Value Measurements
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
ASSETS
Investments
Registered investment companies	$411,157,300	$—	$—	$411,157,300

Common stock
Bank of Montreal	106,747,548	—	—	106,747,548

Total assets in the fair value hierarchy	$517,904,848	$—	$—	517,904,848

Investments measured at NAV
Common and collective trusts				1,115,013,056

Total investments at fair value				$1,632,917,904

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2017 and 2016

NOTE 3	INVESTMENTS AND FAIR VALUE (continued)

There have been no changes in the valuation methodologies used at December 31, 2017 and 2016. There were no transfers in investments between Levels 1 and 2 for the years ended December 31, 2017 and 2016.

The Plan’s investments in common and collective trusts, which invest in equities and fixed income securities and guaranteed investment contracts, and a money market fund, calculate NAV per unit. The fair value of these accounts has been estimated using the NAV per unit and these accounts have not been classified in the fair value hierarchy in accordance with ASC 820-10. Investments in common and collective trusts are marked to market and priced daily. The money market fund calculates its NAV using the amortized cost method. These accounts may be redeemed at any time without any restrictions. There are no unfunded commitments to acquire additional units of any of these accounts as of December 31, 2017 and 2016.

NOTE 4	PLAN TERMINATION

Although it has not expressed any such intent, BFC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time. Upon termination, the trustee is required to make distributions to each participant in accordance with the Plan’s provisions.

NOTE 5	INCOME TAX STATUS

On May 2, 2016, the IRS issued a favorable determination letter with respect to the qualified status of the Plan. The favorable determination letter indicates that the terms of the Plan conform to the requirements of Sections 401(a) and 401(k) of the IRC and, therefore, the related trust is exempt from taxation. BFC, therefore, also has a basis for deducting contributions to the Plan. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Administration Committee believes the Plan is operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.

U.S. GAAP requires the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Administration Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is also subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2017 and 2016

NOTE 6	RELATED PARTIES AND PARTIES IN INTEREST

Mellon acts as the sole trustee over the Plan’s assets. Additionally, BMO Global Asset Management acts as one of the Plan’s investment managers. All investment and trustee activities are monitored by the Benefits Administration and Investment Committees of BFC.

SUPPLEMENTARY INFORMATION

EIN: 36-2085229

Plan #: 001

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2017

Party- in- Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	Cost	Current Value
	Common and collective trusts
*	BMO Stable Value Fund	149,853,262 shares	(a)	$149,854,247
	BlackRock LifePath Index Retirement Non-Lendable Fund F	1,519,452 shares	(a)	24,573,794
	BlackRock LifePath Index 2060 Non-Lendable Fund F	178,643 shares	(a)	2,214,032
	BlackRock LifePath Index 2055 Non-Lendable Fund F	668,373 shares	(a)	14,083,549
	BlackRock LifePath Index 2050 Non-Lendable Fund F	1,255,473 shares	(a)	22,095,700
	BlackRock LifePath Index 2045 Non-Lendable Fund F	1,551,733 shares	(a)	26,883,610
	BlackRock LifePath Index 2040 Non-Lendable Fund F	1,550,933 shares	(a)	26,687,982
	BlackRock LifePath Index 2035 Non-Lendable Fund F	1,909,063 shares	(a)	32,403,290
	BlackRock LifePath Index 2030 Non-Lendable Fund F	2,417,348 shares	(a)	40,313,635
	BlackRock LifePath Index 2025 Non-Lendable Fund F	3,386,040 shares	(a)	55,406,788
	BlackRock LifePath Index 2020 Non-Lendable Fund F	2,323,854 shares	(a)	36,992,740
	Ivy Investments Core Equity CIT	14,440,286 shares	(a)	287,879,353
*	BNY Mellon Aggregate Bond Index Fund of The Bank of New York Mellon	110,774 shares	(a)	15,470,725
*	BNY Mellon TIPS Index Fund of The Bank of New York Mellon	68,513 shares	(a)	8,636,102
*	BNY Mellon ACWI ex-U.S. Fund of The Bank of New York Mellon	148,545 shares	(a)	23,419,614
*	BNY Mellon Small Cap Index Fund of The Bank of New York Mellon	313,770 shares	(a)	87,265,800
*	BNY Mellon Mid Cap Stock Fund of The Bank of New York Mellon	191,193 shares	(a)	51,593,438
*	BNY Mellon Stock Index Fund of The Bank of New York Mellon	933,833 shares	(a)	272,585,976
*	EB Temporary Investment Fund of The Bank of New York Mellon	3,255,372 shares	(a)	3,255,372
	T. Rowe Price Emerging Markets Equity Fund	222,846 shares	(a)	122,476,190

				$1,304,091,937

EIN: 36-2085229

Plan #: 001

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2017

Party- in- Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	Cost	Current Value
	Registered investment companies
	DFA U.S. Small Cap Portfolio	3,763,323 shares	(a)	$135,253,822
	MetWest Total Return Bond Fund	7,359,602 shares	(a)	73,816,803
	PIMCO All Asset Fund, Institutional Class	1,198,215 shares	(a)	14,558,312
*	BMO Diversified Income Fund	1,133,043 shares	(a)	9,789,494
*	BMO Moderate Balanced Fund	1,648,771 shares	(a)	16,059,029
*	BMO Growth Balanced Fund	4,131,194 shares	(a)	37,676,485
*	BMO Aggressive Balanced Fund	3,928,787 shares	(a)	39,720,031
*	BMO Diversified Stock Fund	4,117,808 shares	(a)	38,913,288
	MFS Institutional International Equity Fund	2,924,252 shares	(a)	74,451,464
	Hartford Mid Cap Stock Fund	993,697 shares	(a)	39,847,238
	American Century High Income-YHTS High Yield Bond Fund	4,428,090 shares	(a)	42,509,666

				522,595,632

	Common stock
*	Bank of Montreal	1,397,978 shares	(a)	111,866,196

	Notes receivable from participants
*	Participant loans	Notes receivable; interest rates ranging from 3.2% to 9.5% for 2017		27,523,057

				$1,966,076,822

(a)	These are participant-directed investments; therefore, the cost is not required to be reported.

There were no investment assets reportable as acquired and disposed of during the year ended December 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES’ 401(k) SAVINGS PLAN OF
BANK OF MONTREAL/HARRIS

Date: June 28, 2018	/s/ Gary M. Hansen
Mr. Gary M. Hansen
Secretary
Benefits Administration Committee of BMO Financial Corp., its administrator